UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    June 1, 2005                         By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                            [LOGO - TECKCOMINCO]
                                                  ------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        05-10-TC


FOR IMMEDIATE RELEASE:     June 1, 2005


                  TECK COMINCO'S TRAIL SMELTER WRONGLY NAMED
                    BY ENVIRONMENTAL GROUP AS TOP POLLUTER

Vancouver, B.C. - The Canadian Institute for Environmental Law and Policy (CIELAP) incorrectly named Teck Cominco's metals smelting operation in Trail as one of Canada's top five polluters after making a mistake in relating information released by Environment Canada. CIELAP has corrected the factual error contained in a news release distributed earlier this week.

In fact, the Trail operations have made tremendous environmental strides as a leading performer in its industry category having spent $1 billion modernizing the operation starting in the late 1970s and reducing releases to air and water by more than 97 per cent in the past decade.

"We made a typographical error in leaving out a key word in a chart we included in our news release and we apologize that this resulted in wrong information," says Anne Mitchell, executive director, Canadian Institute for Environmental Law and Policy. "We recognize listings may not tell the whole story in the case of Teck Cominco."

Dr. Mark Edwards, Trail operations' environment, health and safety manager, says the incorrect information was drawn from an Environment Canada report which would place the Trail smelter 115th on that list rather than third.

"We're one of the leading performers in our industry," Dr. Edwards says. "We are recognized by Environment Canada as one of the better performers in the base metals industry with very profound improvements in environmental performance."

Dr. Edwards says his facility is committed to ongoing reduction of releases to air, land and water along with other environmental initiatives. "We spend millions of dollars each and every year on environmental improvement projects and our employees are proud of our accomplishments," Dr. Edwards says.

Teck Cominco's Trail operations have undertaken a series of improvements including implementing a new lead smelter with state-of-the-art technology resulting in enormous improvements in environmental performance; eliminating releases of ferrous granules and fertilizer waste into the Columbia River; and a wide range of smaller projects that have resulted in large reductions of emissions and improved environmental quality.

FOR FURTHER INFORMATION:

Dr. Mark Edwards, Manager - Environment, Health & Safety
Teck Cominco Metals Ltd, Trail Operations
(250) 364-4308


                              TECK COMINCO LIMITED
                 600-200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com